FMR LLC 245 Summer Street Boston MA 02210 401 292-4709

VIA EDGAR AND EMAIL

April 4, 2022

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:	Fidelity Investments Life Insurance Company (“FILI”)

Fidelity Investments Variable Annuity Account I (the “Registrant”)

Post-Effective Amendment to Form N-4 Registration Statement

File Nos. 33-54926 and 811-05315 (the “Registration Statement”)

Dear Mr. Oh:

The following correspondence is in response to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on March 1, 2022, in connection with the post-effective amendment to the Registration Statement that was filed with the SEC on January 12, 2022.

We are also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by post-effective amendment in response to the Staff’s comments. Each of the Staff’s comments are listed below, followed by our response to each comment. Please note we have also made certain other changes that are designed to address the spirit of the Staff’s comments and to promote overall investor comprehension.

Very truly yours,

Dawn Checrallah

Senior Compliance Advisor

Fidelity Investments Life Insurance Company

FACING SHEET

1.	Staff Comment:

Add the 1940 Act number at the top of the facing sheet.

Response: Comment complied with—see tracked changes on facing sheet.

PROSPECTUS

2.	Staff Comment: PAGE 1. Remove the word “Effective” prior to 4/30/22 date.

Response: Comment complied with—see tracked changes on page 1.

3.	Staff Comment: PAGE 1. Add the words “individual” and “immediate” to the product’s name.

Response: Comment complied with – see tracked changes on page 1.

4.	Staff Comment: PAGE 1. Add page numbers to the “Table of Contents” pages.

Response: Page numbers will be added to the Table of Contents pages in the final version of the registration statement that is filed by amendment.

5.	Staff Comment: GENERAL COMMENT. Confirm that disclosure pursuant to N-4, Item 15. Legal Proceedings is included in the Prospectus.

Response: The title of section 2(d) has been changed from “Litigation” to “Legal Proceedings”. We have also updated the disclosure included in 2(d) to comply with what is required by Item 15 of N-4.

6.	Staff Comment: GLOSSARY.

•	Delete paragraphs 2-4 under “Benchmark Rate of Return” and add cross reference

•	Delete “Variable” from “Trading among Variable Subaccounts”

•	Withdrawal (Liquidity) Period—add cross reference to “See 6(d). Contracts purchased with a Withdrawal Period” and delete 2nd paragraph

•	GLOSSARY AND THROUGHOUT PROSECTUS—Consider using either “Investment Option” or “Subaccounts”, not both.

Response: Comments complied with—see tracked changes in Glossary and throughout Prospectus.

7.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT” AND OTHER AREAS OF PROSPECTUS

Where “Contract Schedule Page” is used in the Prospectus, confirm it has the same meaning as “Specification Page” as used by Form N-4.

Response: We have confirmed that the reference to the “Contract Schedule Page” in our Prospectus has the same meaning as “Specification Page” as used by Form N-4.

8.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “ONGOING FEES AND EXPENSES” ROW

•	Add the word “net” to the existing footnote so it reads “As a percentage of the net assets of each Subaccount” and link it only to “Subaccounts (Fund fees and expenses)”

•	Add another footnote that links to “Base Contract Expenses” and that reads “As a percentage of the Variable Account”

Response: Comments complied with—see tracked changes. For the footnote that tracks to Base Contract Expenses, our actuarial department advised us to use “As a percentage of the Contract allocated to the Variable Account”.

9.

Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “ONGOING FEES AND EXPENSES” ROW. Please add the Highest and Lowest Cost Table pursuant to Item 2 of N-4 or explain why you believe it is not needed for this Prospectus.

Response: We do not believe the expense examples described in Item 2 and Item 4 of N-4 are applicable to this Prospectus since the product is an immediate variable annuity contract. Form N-4’s instructions for calculating these examples assume that the annuity contract has an accumulation phase. Annuity income payments of immediate variable annuities are required to begin no later than one year from the contract’s effective date, so, in effect, there is less than one year of “accumulation” or, arguably, there is no accumulation phase at all. If the Staff does not agree with this assessment, we are of course willing to discuss this further.

10.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “NOT A SHORT-TERM INVESTMENT” ROW. Provide a brief explanation for the statement.

Response: Comment complied with—see tracked changes.

11.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “RISKS ASSOCIATED WITH SUBACCOUNTS” ROW. To comply with Instruction 3(c) to Item 2 of N-4,

•	Revise the first two bullet points, and

•	Add another bullet point that reads “Each investment option will have its own unique risks”.

Response: Comment complied with—see tracked changes.

12.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “INSURANCE COMPANY RISKS” ROW. Update disclosure by adding “…and subject to the risks related to…” the first sentence.

Response: Comment complied with—see tracked changes.

13.	Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “TAX IMPLICATIONS” ROW.

•	Update 2nd bullet by deleting “If you purchased the Contract” and replace with “For a Qualified Contract purchased”; also replace the word “deferral” with “benefit”

•	Update 3rd bullet by adding “as ordinary income”

•	Update 4th bullet by adding “as ordinary income”

•

Add a 5th bullet with the following language. “The taxable portion of a withdrawal is generally taxed as ordinary income. A penalty tax equal to 10% of the amount treated as taxable income may be imposed on amounts received before age 59 1/2”.

Response: Comment complied with—see tracked changes.

14.

Staff Comment: “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT”, “NVESTMENT PROFESSIONAL COMPENSATION” ROW. Update language by removing “conflict of interest” and replace with “financial incentive”.

Response: Comment complied with—see tracked changes.

15.

Staff Comment: “OVERVIEW OF THE CONTRACT”, “WHAT ARE THE OTHER PRIMARY FEATURES OF THE CONTRACT”. Update the 3rd bullet point re: “Tax Treatment” by clarifying what withdrawals you are referring to—before or after annuity payments start.

Response: We did not make any update to the Prospectus as the impact of making a withdrawal before the Annuity Date is the same as the impact of making a withdrawal after the Annuity Date. Also, the Contract is closed to new investors and all Contracts are past their Annuity Date.

16.	Staff Comment: “FEE TABLES”. Update Transaction Fees disclosure by clarifying that the fees are applicable after annuity payments begin.

Response: We did not make any update to the prospectus as this Contract has no Transaction Fees.

17.

Staff Comment: “FEE TABLES”, “ANNUAL CONTRACT EXPENSES”: If the “Administrative Charge” referred to in footnote 1 (shown below) is a dollar-based Contract expense, then per instruction 12 to Item 4 of N-4 it should not be included within the calculation of the Base Contract Expenses that is quoted in the Fee Table; it should instead be quoted as a separate charge.

1 Base Contract Expenses is the total of two separate charges, a Mortality and Expense Risk Charge and an Administrative Charge. You may also see Base Contract Expenses referred to as “Separate Account Annual Expenses”.

Response: The Administrative Charge referred to in footnote 1 is a percentage-based Contract expense; therefore, per instruction 13 to Item 4 of N-4, it must be included in the calculation of Base Contract Expenses.

18.	Staff Comment: “FEE TABLES”. Please add the expense example pursuant to Item 4 of N-4 or explain why you believe it is not needed for this Prospectus.

Response: Please see our response to Staff Comment number 9 above.

19.

Staff Comment: SECTION 1 PRINCIPAL RISKS OF INVESTING IN THE CONTRACT, “INSURANCE COMPANY RISKS”. As required by Item 8(c) of N-4, add content describing the obligations under the Contract that are funded by the Depositor’s general account (e.g., Death Benefits, living benefits, or other benefits available under the Contract), and state that these amounts are subject to the Depositor’s claims-paying ability and financial strength.

Response: Comment complied with—see tracked changes.

20.	Staff Comment: SECTION 2(b). THE FUNDS. Define 1940 Act.

Response: Comment complied with – see tracked changes.

21.	Staff Comment: SECTION 2(b) THE FUNDS. The first sentence below “Whether to Find More Information on the Funds” should also refer to “subadvisers”.

Response: Comment complied with – see tracked changes.

22.	Staff Comment: SECTION 3 PURCHASE PAYMENT. Delete the “Free Look Privilege” section.

Response: Comment complied with – see tracked changes.

23.

Staff Comment: SECTION 4(b) FIXED, VARIABLE OR COMBINATION ANNUTIY INCOME. With respect to the first sentence of the 7th paragraph (shown below), please confirm all state variations have been disclosed in the prospectus

“On the date the free look period ended (or an earlier date, depending on state law), FILI exchanged Free Look Units for Annuity Income Units in the Investment Options you selected.”

Response: Since this Contract is closed and all in-force Contracts are no longer in their free look period, we do not believe adding disclosure about state variations would be useful to Owners.

24.	Staff Comment: SECTION 4(b) FIXED, VARIABLE OR COMBINATION ANNUTIY INCOME. Please add disclosure necessary to comply with Item 9(a) and 9(c) of N-4.

Response: Comment complied with – see tracked changes.

25.	Staff Comment: SECTION 5(A) YOUR SELECTION OF AN ANNUTITY INCOME OPTION. Add disclosure explaining what will occur if the applicant does not select an annuity income option.

Response: We no longer sell the Contract, but when it was sold we would have deemed an application to be not in good order (and therefore not processed it) if an annuity income option had not been selected. We do not think disclosing this in the prospectus would be useful to clients, and therefore have not made any updates.

26.	Staff Comment: SECTION 6(A) OVERVIEW OF BENEFITS. Remove “benefits included in your Contract” and “benefits you may have chosen when you purchased your Contract”

Response: Comment complied with, see tracked changes.

27.	Staff Comment: SECTION 6(A) OVERVIEW OF BENEFITS. Update by merging Optional Benefits into Standard Benefits.

Response: Comment complied with—see tracked changes.

28.	Staff Comment: SECTION 6(D) CONTRACTS PURCHASED WITH A WITHDRAWAL PERIOD. Update by providing a numerical example for Withdrawal Value, per Instruction to Item 10.

Response: Comment complied with—see Appendix B.

29.	Staff Comment: SECTION 7(A) TRADING AMONG SUBACCOUNTS/OVERVIEW. Update by adding “After annuity payments begin” to the first sentence.

Response: Comment complied with—see tracked changes.

30.	Staff Comment: SECTION 8(C) EXPENSES OF THE FUNDS. Revise disclosure so it complies with Item 7(c) of N-4.

Response: Comment complied with—see tracked changes.

31.	Staff Comment: SECTION 8 CURRENT CHARGES AND OTHER DEDUCTIONS. If applicable, describe fees to dealers, per Item 7(b) of N-4.

Response: We have confirmed 7(b) of N-4 is not applicable to this Contract.

32.

Staff Comment: SECTION 11(A) CHANGES IN SUBACCOUNTS. Update last paragraph to disclose, if applicable, who would have to approve operating the Variable Account under a different form, per Item 8(d)(2) of N-4.

Response: Comment complied with—see tracked changes.

33.	Staff Comment: SECTION 11(B) VOTING RIGHTS. Update by adding “As a result of proportional voting, the votes of a small number of contract owners could determine the outcome of a shareholder vote”.

Response: Comment complied with—see tracked changes.

34.	Staff Comment: APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT.

•	Move the first footnote below the table into “The Funds” section of the prospectus

•	Remove VIP, VIT and Morgan Stanley footnotes and define each of them where they first appear in table

•	Add a footnote for funds that have expense reimbursements

Response: Comment complied with—see tracked changes.

35.

Revision (not related to a Staff Comment): APPENDIX A. We’d like to point out a revision we have made to the introductory paragraph of Appendix A. As shown below and in the tracked document we have included to this correspondence filing, we are removing language from the 2nd sentence of the first paragraph.

More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time~~, and can be found online at [________________]~~.

We will not initially be relying upon rule 498A(j) due to the challenges with implementing the rule’s requirements; therefore, per instruction 1(d) to Item 17 of N-4, the language directing investors to a website is not required in this Prospectus. We are aware that if we decide to begin relying on 498A(j) and prior to actually doing so, we will need to revise the Prospectus to include the above language and as required file an amendment to our registration statement.

36.	Staff Comment: LAST PAGE OF PROSPECTUS. Confirm Edgar contract identifier is in a type size smaller than that generally used in the prospectus, per item 1(b) (4).

Response: We have confirmed that the type size of the Edgar contract identifier is smaller than that generally used in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

37.	Staff Comment: PAGE 1, FIRST PARAGRAPH. Use the full name of the Variable Account in the first sentence.

Response: Comment complied with – see tracked changes.

38.

Staff Comment: GENERAL INFORMATION AND HISTORY. Add the jurisdiction where the separate account was established. Add disclosure that it is also a separate account as defined under the federal securities laws.

Response: Comment complied with – see tracked changes.

39.

Staff Comment: GENERAL COMMENT. Where services described in Item 21(b) and 21(c)(4) of Form N-4 are provided to the Registrant, disclose the information required by N-4, which should include the total dollar amounts paid and by whom for the past three years.

Response:

•

21(b) of N-4 is not applicable to this registration statement as the Registrant has not entered into any material management-related services that would of interest to a purchaser of the Registrant’s securities and under which services are provided to it.

•

21(c)(4) is not applicable to this registration statement as an affiliated person of the Registrant or the Depositor, or an affiliated person of such an affiliated person, does not act as administrative or servicing agent for the Registrant.

40.	Staff Comment: DISTRIBUTION OF THE CONTRACTS Describe how each company named in this section is affiliated, per Item 23(a) of N-4. Also, state whether offering is continuous, per Item 23(b)(1) of N-4.

Response: Comment complied with – see tracked changes.

41.

Staff Comment: UNDERWRITING COMMISSIONS. Disclose the aggregate dollar amount of underwriting commissions paid to, and the amount retained by, the principal underwriter for each of the Registrant’s last three fiscal years, per Item 23(b)(2) of N-4.

Response: Comment complied with – see tracked changes.

42.	Staff Comment: REGISTRATION STATEMENT. Delete this content.

Response: Comment complied with – see tracked changes.

PART C OTHER INFORMATION

43.	Staff Comment: Item 27. Remove “Form of” from Participation Agreements.

Response: Comment complied with – see tracked changes.

44.	Staff Comment: Item 29. The citation must include a hyperlink to the required information.

Response: We are physically unable to hyperlink to Edgar due to the age of the document (it was filed with the SEC in paper). We will update this item with current information and file by amendment.

45.	Staff Comment: LOCATION OF ACCOUNTS AND RECORDS. If this information is included in Form N-CEN, it is not needed here.

Response: Your comment is noted.

46.	Staff Comment: FEE REPRESENTATION.

Include “offered by FILI under this registration statement” in line 2.

Response: Comment complied with – see tracked changes.

47.

Staff Comment: SIGNATURES. Refer to Form N-4. The page submitted only has the Depositor, through its Secretary, signing on behalf of the Registrant. Another signature block is required so that the registration statement is also signed by the Secretary on behalf of the Depositor.

Response: Comment complied with – see tracked changes.

48.

Staff Comment: SIGNATURES. Per 483(b) of the 1933 Act, since an officer is signing the registration statement on behalf of the Registrant pursuant to a power of attorney, copies of the resolution of the Registrant’s board of directors authorizing such signature must be filed as an exhibit to the registration statement.

Response: The required board resolution will be filed as an exhibit upon amendment.